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www.dechert.com
CHRISTOPHER P. HARVEY
christopher.harvey@dechert.com
+1 617 728 7167 Direct
+1 617 275 8390 Fax

February 25, 2015

VIA EDGAR

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	John Hancock Variable Insurance Trust (the “Registrant”) File No. 333-201538; Form N-14 filed on EDGAR on January 16, 2015

Dear Mr. Oh:

This letter responds to the comments to the Registrant’s registration statement and proxy solicitation materials on Form N-14 (the “Proxy Statement/Prospectus”), with respect to a reorganization in which Total Return Trust (the “Acquired Fund”), a series of the Registrant, is expected to combine with Core Bond Trust (the “Acquiring Fund” and, together with the Acquired Fund, the “Funds”), a separate series of the Registrant (the “Reorganization”). These comments were provided to Christopher P. Harvey and Leah Cry of Dechert LLP (“Dechert”) by telephone on February 11, 2015 by Mr. Oh of the staff of the Securities and Exchange Commission (the “SEC Staff”). Changes in disclosure resulting from accepted comments are reflected in a definitive copy of the Proxy Statement/Prospectus to be filed with the Commission pursuant to Rule 497 under the Securities Act of 1933, as amended (“1933 Act”).1

Cover Page of Proxy Statement/Prospectus

1.(a) SEC Staff Comment: On the cover page of the Proxy Statement/Prospectus, please revise the disclosure to state that JHVIT’s Annual Report for the fiscal year ended December 31, 2013, insofar as it relates to the funds, is incorporated by reference into the Proxy Statement/Prospectus.

[1]	Terms not defined herein shall have the meanings ascribed to them in the Proxy Statement/Prospectus.

Response: Accepted.

Overview of the Reorganization

1.(b) SEC Staff Comment: In the second paragraph of the “Overview of the Reorganization” section, the term “Exchange Date” is defined by using the term “closing date.” For clarity, please also define or explain the term “closing date.”

Response: Accepted. The phrase “the date the Reorganization is consummated” has been added in place of “closing date.”

Agreement and Plan of Reorganization

1.(c) SEC Staff Comment: The first paragraph of the “Agreement and Plan of Reorganization” section uses the defined term “Exchange Date.” The second paragraph of the section uses the defined term “Effective Time.” Please add disclosure to clarify the meaning of each of these terms.

Response: Accepted. The term “Exchange Date” refers to the day on which the Reorganization is consummated. The term “Effective Time” refers to the time of day on the Exchange Date at which regular trading on the NYSE closes, and the value of the two fund’s assets and liabilities is to be calculated. To highlight and clarify the distinction between the two terms, the parenthetical containing the defined term “Exchange Date” has been modified by adding the introductory phrase “such date,” and the parenthetical containing the defined term “Effective Time” has been modified by adding the introductory phrase “such time.”

Overview of the Reorganization

2.(a) SEC Staff Comment: The fifth paragraph in the “Overview of the Reorganization” section compares “total operating expenses” of each of the Funds, while the Letter to Contract Owners refers to “net total annual fund operating expenses.” Please revise the disclosure so that the use of such terms is consistent.

Response: Accepted. The referenced sentence in the “Overview” section now refers to “net total annual fund operating expenses.”

2.(b) SEC Staff Comment: The second to last paragraph in the “Overview of the Reorganization” section states that the expenses of the Reorganization will be borne entirely by the Acquired Fund. The following paragraph refers to the “expected reduction in net asset value per share” resulting from the Reorganization. Please connect these two sentences by explaining that the net asset value per share is expected to be reduced as a result of the Acquired Fund bearing the expenses of the Reorganization.

Response: Accepted. The disclosure now reads “The aggregate estimated expenses of the Reorganization . . . and the expected reduction in net asset value per shares (in parentheses) resulting from the Acquired Fund’s bearing of such expenses in the Reorganization are . . .”

Comparison of Acquired and Acquiring Funds

3. SEC Staff Comment: Please confirm that there are no “Particular Risks of Core Bond Trust.”

Response: Confirmed. All principal risks of Core Bond Trust are common to Total Return Trust.

Investment Management Fees/Subadvisory Arrangements Table

4. SEC Staff Comment: In the table column titled “Total Return Trust (Acquired Fund),” please replace the single asterisk located next to the term “Relationship Net Assets” with two asterisks.

Response: Accepted.

Performance

5.(a) SEC Staff Comment: In the beginning of the “Performance” section, please include a short summary that compares the performance of each of the Funds.

Response: Accepted. The following has been added after the second sentence in that section:

“As indicated below, Core Bond Trust outperformed Total Return Trust for the one and five year periods ended December 31, 2014 and slightly underperformed Total Return Trust for the ten year period then ended.”

5.(b) SEC Staff Comment: Please explain supplementally to the SEC Staff the legal basis for using “pre-inception performance” for certain share classes in the performance charts.

Response: It has been the longstanding practice of John Hancock funds to attribute to a newly launched class the performance of an older class of the same fund prior to the new class’ inception and to disclose that the performance of such new class for periods prior to its inception is that of the older class. The relevant disclosure also typically states (i) whether the expenses of the new class are higher or lower than those of the older class; (ii) that the pre-inception performance has not been adjusted to reflect such differences and (iii) that such pre-inception performance would have been higher or lower, as applicable, had it been adjusted to reflect such differences in expenses.

The use by a newly launched class of an older class’ record for periods prior to the new class’ inception was addressed favorably by the SEC staff in Quest for Value Dual Purpose Fund, Inc. (SEC no-act., avail. Feb. 28, 1997). The Quest for Value letter provides that “pre-inception” performance must be adjusted for differences in “external” charges such as sales loads and it may, but need not be adjusted for differences in “internal” expenses such as Rule 12b-1 fees.

The only expense differences: (i) between Series II (newer class) and Series I shares; and (ii) between Series NAV (newer class) shares and Series I shares relate to internal expenses. John Hancock has elected not to adjust for these internal expense differences, but instead has disclosed this fact, the fact that expenses between the new and older class differ (and how) and the directional effect that adjustment for such differences would have had on the unadjusted results shown.

Board Consideration of the Reorganization

6. SEC Staff Comment: The SEC Staff notes that Board Consideration numbers 6 and 7 refer to performance of the Funds for periods ended October 31, 2014 and include peer group information. However, the “Performance” section provides performance of the Funds for periods ended December 31, 2014, and does not include peer group information. To avoid investor confusion, please add disclosure explaining this discrepancy.

Response: The following has been added at the end of the second sentence of the third paragraph in that section:

“, since information as of December 31, 2014 was not available when the Board met on December 15-17, 2014.”

The following has been added as a new third sentence in that paragraph:

“The performance information reviewed by the Board included comparative performance of certain fund industry peers.”

Federal Income Tax Consequences

7.        SEC Staff Comment: The “Federal Income Tax Consequences” section states that the Reorganization will not be a taxable event for contract owners whose contract values are determined by investment in shares of the Acquired Fund. If appropriate, please tie this disclosure with the applicable section of the Internal Revenue Code of 1986, as amended, relating to non-taxable reorganizations.

Response: Form N-14 Item 3 requires a discussion of the “primary federal tax and other consequences to the security holders.” We respectfully submit that the variable annuity contract holders who are receiving the Proxy Statement/Prospectus should logically be considered the intended “security holders” for this purpose. The disclosure therefore explains in plain terms the tax consequences of the Reorganization to such owners (i.e. the Reorganization will not be a taxable event for them). As a result of this conclusion, whether the Reorganization will be a taxable or non taxable reorganization at the Acquired and Acquiring Fund level is irrelevant to contract owners. Further, whether the Reorganization will be a taxable or non taxable reorganization at the fund level is subject to change, based on facts arising between distribution of the Proxy Statement/Prospectus and closing, and the Reorganization is not conditioned on its being a taxable reorganization or a non taxable Reorganization, but only on the receipt of the referenced legal opinion as to its effect on annuity contract owners. Thus, the Trust respectfully declines to add disclosure relating to the tax result at the level or the relevant statutory provisions relating to non taxable reorganizations.

Additional Information About the Funds’ Investment Policies

8.        SEC Staff Comment: Please confirm and disclose whether the investment strategies listed in this section are principal or non-principal. If any are principal, please ensure they are included in the comparison of the Funds.

Response: Accepted. The investment strategies listed in this section are considered non-principal by both Funds. The introductory sentence to this section has been amended accordingly to refer to “the following non-principal investment strategies.”

Outstanding Shares and Share Ownership

9.         SEC Staff Comment: Please confirm whether any contract owner beneficially owns 5% or more of a series of a Fund’s outstanding shares. If there are any such contract owners, please disclose them as principal holders in this section.

Response: Confirmed that there are no contract owners that beneficially own 5% or more of a series of a Fund’s outstanding shares.

General Comment

10.	SEC Staff Comment: Please provide the appropriate “Tandy” representations and response letter via EDGAR correspondence.

Response: Accepted. These representations are set forth below.

*     *     *

We hope that the foregoing is responsive to your request made on February 11, 2015. Please do not hesitate to contact the undersigned at 617.728.7167 if you have any questions concerning the foregoing. The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in Proxy Statement/Prospectus;

•	the effectiveness of Proxy Statement/Prospectus will not foreclose the SEC from taking any action with respect to the registration statement; and

•	the Registrant may not assert the effectiveness of Proxy Statement/Prospectus as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Very truly yours,

/s/ Christopher P. Harvey
Christopher P. Harvey